

February 20, 2013

<u>Via E-mail</u>
Mr. H. Lutz Klingmann
President
Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
West Vancouver, British Columbia, V7W 2J5
Canada

> **Re: Golden Queen Mining Co. Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **Response dated February 1, 2013**
> **File No. 000-21777**

Dear Mr. Klingmann:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have faxed us a cover letter dated February 18, 2013 along with page changes to address comments number 4 and number 10 of our letter dated December 18, 2012. Please submit the noted cover letter and page changes as correspondence on EDGAR as required by Rule 101(a) of Regulation S-T.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Mineral Property and Exploration Costs, page 38

2.   We note the proposed disclosure included in your response to our prior comment 2 states that as a result of obtaining your permits you have begun capitalizing all expenditures related to the Soledad Mountain Project. Please modify your disclosure to clarify that only expenditures related to the development of these reserves are capitalized, and that all other expenditures (e.g. exploration expenditures) continue to be expensed as incurred. Please provide us with a draft of your planned disclosure.

Financial Statements
Report of Independent Registered Public Accounting Firm

3. We interpret your response to our prior comment 5 to mean that by eliminating the reference to the other auditor, BDO Canada will assume responsibility for the cumulative column from November 21, 1985 (inception) to date in its report. Please confirm. If that is not BDO Canada's intent, please tell us how you plan to comply with our prior comment. Please confirm that you will amend your filing to include the revised audit report. In your amendment, please make any other changes that are the result of our other comments.

Notes to Financial Statements
Note 3 – Mineral Properties

4.   We note your response to our prior comment 7 indicates you will revise your disclosure consistent with the sample provided in your response to our prior comment 2. Please also expand your footnote disclosure to include the information provided in your response to our comment 7. (e.g., how and when mineral rights are initially capitalized, how they are assessed for impairment, and how the carrying value is amortized.) Please provide us with a draft of your proposed changes.

5.   We note your proposed disclosure in response to our prior comment 9 continues to present a table of historical gross expenditures at their historical cost basis along with an offsetting impairment amount. Consistent with FASB ASC 360-10-35-20, please present the net amount as your new cost basis (instead of presenting a gross amount with an offsetting accumulated impairment). Please provide us with a draft of your proposed changes.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Financial Statements, page 1
Notes to Financial Statements, page 6
Note 7 – Mineral Properties, page 13

6.   We note your proposed disclosure in your response to our prior comment 11 combines exploration expenditures with development expenditures in presenting a combined total for project expenditures. Since these expenditures are different in nature and accounting treatment, please further modify your table to disclose the balance of the capitalized development expenditures ($626,864 as of September 30, 2012) on a separate and stand-alone basis. If you wish to present the components of your exploration expenditures, please do so in a separate disclosure. Provide us with draft disclosure of your planned changes.

7.   We note your response to our prior comment 12. We also note the Company has continued to incur exploration costs. Regardless of the establishment of reserves, there does not appear to be a basis to capitalize exploration costs or other similar costs that do not provide for probable future benefit. Therefore, please i) confirm that you have not capitalized any exploration costs or other costs that do not result in future benefit related to the Soledad Mountain Project, and ii) modify your disclosure to make clear that not all costs related to this project are being capitalized, just those related to the development of your proven and probable reserves. In your response, please provide us a sample of your proposed modified disclosure.

        You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining